02 SEP 10 AM 9:32

30 August 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention Office of International Corporate Finance, Division of Corporation Finance

SUPPL

Re David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited -
Long Term Incentive Plan "LTI Plan"

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

dlw 9/18

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES

David Jones Limited A.C.N. 000 074 573

86-108 Castlereagh Street Sydney NSW 2000 Australia **Telephone 02 9266 5544**

ASX RELEASE
For Immediate Distribution

30 August 2002

LONG TERM INCENTIVE PLAN "LTI PLAN"

We refer to the terms of the David Jones Limited LTI Plan considered at the 2001 Annual General Meeting, details of which were set out in the Notice of Meeting for the 2001 AGM*. Offers have been made to 45 nominated participants in the LTI Plan, including the Chief Executive Officer Mr. Peter Wilkinson. The LTI Plan has replaced the David Jones Limited Executive Option Plan, under which no further allocations of Executive Options are intended to be made (last allocation under that Plan, January 2001). The Company developed the LTI Plan in conjunction with an independent remuneration consultant.

Under the terms of the LTI Plan, no shares will be granted by any means including allotment or market purchase prior to 31 July 2004, and then are allocated only if performance hurdles are met. The Company applies a tiered approach to awarding shares under the LTI Plan. In this manner, participants can only receive their maximum allocation if they significantly exceed their performance hurdles.

At 31 July 2004 the actual number of shares, if any, finally provided to participants will depend on the extent to which a range of significant performance hurdles are met. These hurdles are based on proven drivers of shareholder value and include revenue growth, total shareholder return and capital management. It is possible therefore for each nominated participant to be allocated anything between no shares and their full offered amount.

Information required to be provided to the Stock Exchange under Listing Rules in regard to this offer is as follows:

A THE CLASS OF SECURITIES TO BE ISSUED
Ordinary shares.

B THE NUMBER OF SECURITIES TO BE ISSUED IF KNOWN OR MAXIMUM NUMBER WHICH MAY BE ISSUED
No shares will be issued if the performance hurdles are not met. If the performance hurdles are met the maximum number that may be issued is 2,085,000 ordinary shares (including 450,000 to Mr. Wilkinson). Shares will not be provided to participants on 31 July 2004 unless the performance hurdles are met.

C PRINCIPAL TERMS OF THE SECURITIES
As set out above – no shares are able to be allotted or allocated prior to 31 July 2004.

D ISSUE PRICE OR CONSIDERATION
No consideration is payable by participants if the performance hurdles are achieved and the shares are granted on 31 July 2004.

DAVID JONES
David Jones Limited A.C.N. 000 074 573
A.B.N. 75 000 074 573
... reet Store 86-108 Castlereagh Street Sydney NSW 2000 Australia Telephone 02 9266 5544

LONG TERM INCENTIVE PLAN "LTI PLAN" (CONT'D)

Information required to be provided to the Stock Exchange under Listing Rules in regard to this offer is as follows: (cont'd)

E PURPOSE OF THE ISSUE
Offers made under the LTI Plan to 45 nominated executives (including an Executive Director - as approved by shareholders at the 2001 AGM)

F WHETHER DAVID JONES WILL SEEK SHAREHOLDER APPROVAL FOR THE PROPOSED ISSUE
Requisite shareholder approval was granted at the 2001 Annual General Meeting.

G WHETHER THE ISSUE WILL BE TO A CLASS OF SECURITIES HOLDERS
Not applicable.

For Further Information Contact: Jill Campbell, General Manager Corporate Affairs, 9266.5960 / 0412 047448

*** See David Jones website – www.davidjones.com.au, click on For Investors at the bottom of the home page, then into Reports and Presentations, go to archive for 2001, then to Annual General Meeting (Notice of Meeting)**